Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following is a Transition Update sent to employees via email on October 16, 2006.

Introducing Integrys

The Name Recommendation Team is pleased to announce Integrys Energy Group, Inc., the new name for the holding company that will emerge when WPS Resources joins with Peoples Energy, pending the necessary shareholder and regulatory approvals. It is pronounced in-TEG-ris.

Remember, this name applies to the holding company and the non-regulated company, which will be called Integrys Energy Services, Inc. The names of the regulated operating subsidiaries will remain the same. Even though we won’t necessarily use it every day, Integrys is a name we can all take pride in.

A company’s name is more than just a word - it reflects the core values of the organization, defines the company to its customers, shareholders and employees, and differentiates it from competitors. Representatives from WPS Resources and Peoples Energy made up the Name Recommendation Team and sought input from employees of both companies to find the name that best describes our organizations.

Employees submitted words like “Integrity” and “Honesty.” “Service,” “Quality,” and “Value” were among the most prominent, too. The Name Recommendation Team considered these characteristics in its search for the right name. The Transition Committee and Larry Weyers reviewed the suggestions of the Name Recommendation Team and ultimately selected Integrys, which is meant to represent “Integrity,” “Energy,” and “Integration.” We believe that Integrys embodies the spirit of all of these words, simply and effectively.

What does Integrys mean?
Integrys conveys the values our new company will embrace. It describes the type of company we are today, the way we do business, and who we want to be tomorrow:

•	Integrys is a growing family of companies focused on being a leader in providing energy and related services in the energy marketplace.

•
Integrys subsidiaries are more than just energy companies. They are customer-focused and get the job done. They roll up their sleeves and work with customers, as their energy partner, to provide energy solutions and offer the best value for them, shareholders, and the communities they call home.

•
Employees are proud to be a respected member of the team and know they work in an environment that provides competitive pay and benefits and offers career growth opportunities across a family of successful companies.

•
With Integrys, what you see is what you get. We are open and honest in our interactions and are prudent decision-makers, combining common sense with innovation to deliver the very best to our stakeholders.

•	As a community-focused company, Integrys enhances the quality of life in the communities we serve.

Ultimately, Integrys represents our commitment to quality service to customers, shareholders, and the communities in which we operate.

As we’ve said before, nothing will change until the transaction closes, at which time the holding company and non-regulated companies will adopt the new name and we’ll roll out the new logo. Until then, you can find additional information about the name and the transition on PowerNet and PeoplesNet. And you can submit questions to transition@wpsr.com or via the “Answers to Your Questions” link on PeoplesNet.

Forward-Looking Statements
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This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.